UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity’s Ragnarok Online Now in 37 Countries Worldwide

Ragnarok Online Becomes First Massively Multiplayer Online Role-Playing Game
(MMORPG) Ever Serviced in All Six Continents

Seoul, South Korea – May 9, 2005 – GRAVITY Co., Ltd. (Nasdaq: GRVY), a leading developer and distributor of online games, today announced the launch of its hugely popular Massively Multiplayer Online Role-Playing Game (MMORPG) Ragnarok
Online into 14 new countries, making Ragnarok Online, which is believed to be the first Massively Multiplayer Online Role-Playing Game ever serviced in all six continents.  Ragnarok Online is now serviced in total of 37 countries globally.

Under the agreement, Gravity granted Sento Enterprises Limited exclusive licensing rights to distribute Ragnarok Online in the Arab Emirates, Saudi
Arabia, Kuwait, Qatar, Bahrain, Oman, Yemen, Iraq, Syria, Egypt, Iran, Israel,
Lebanon, and Jordan.  Sento is one of the largest distribution companies in the
Middle East, with well-established channels covering the Middle East and North
Africa.

David Woong-Jin Yoon, Chief Executive Officer of Gravity, stated, “This is another impressive milestone for Gravity.  With Ragnarok Online now in 37 countries globally, the title is clearly established as one of the world’s most dominant games.  We have proven time and again that we are able to match our excellent online gaming content, global marketing expertise and technical resources with top distribution companies on a region-by-region basis to create a compelling and synergistic force.”

“We are excited about the Middle East market opportunity given the rapid increase of young game users and because the high-speed bandwidth already that gamers require, especially in the Arab Emirates, Saudi Arabia, Israel and
Bahrain.  We are confident that our flagship title, Ragnarok Online, will build a strong following as it has already worldwide.  We believe this is the first online game ever serviced in the Middle East and Africa, becoming the only online game serviced in all six continents, and we fully intend to make it a winner.”

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a leading developer and distributor of online games worldwide.  The Company’s principal product, Ragnarok Online, is currently commercially offered in 20 markets.  Gravity also offers a number of mobile games, which are played using mobile phones and other mobile devices, participates in the production of a televised animation series, and licenses merchandizing of character-related products based on its online games. For more information visit www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally.
Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS:
In Korea:
Kwan Shik Seo, CFO
GRAVITY Co., Ltd.
Tel: 82-2-516-5438(Ext. 314)
ksseo3311@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 05/09/2005	By:	/s/Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	CFO